paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A


10015843

01 June 2010

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st May 2010.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

dlw 6/9


INVESTOR IN PEOPLE

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Half Yearly Report	08 May 2010	18 May 2010	DTR4.2.2
2. Regulatory Announcement – Blocklisting Interim Review	25 May 2010	25 May 2010	LR 3.5.6



Regulatory Story

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Half Yearly Report
Released	07:00 18-May-2010
Number	0779M07

RNS Number : 0779M
Paragon Group Of Companies PLC
18 May 2010

Under embargo until Stock Exchange announcement: 7am, Tuesday 18 May 2010

STRONG EARNINGS GROWTH BY PARAGON

The Paragon Group of Companies PLC ("Paragon"), the specialist buy-to-let and consumer finance lender, today announces its interim results for the six months ended 31 March 2010.

Highlights

Financial Performance

- Profit before tax increased by 84.3% to £29.3 million (2009 H1: £15.9 million)
- Underlying profit before tax increased by 57.1% to £29.7 million (2009 H1: £18.9 million) †
- Earnings per share increased by 86.8% to 7.1p (2009 H1: 3.8p)
- Dividend increased by 9.1% to 1.2p per share (2009 H1: 1.1p per share)

Capital and funding

- Shareholders' funds £664.9 million (2009 H1: £625.5 million)
- Net assets per share £2.25 (2009 H1: £2.12)
- £9.1 billion portfolio match-funded to maturity
- Strong operational cash flow: £128.1 million free cash

Operations

- Excellent portfolio performance with buy-to-let arrears falling materially and remaining significantly below industry averages
- Redemptions remain at historic lows
- Profits of £2.4 million from new initiatives exceed expectations

† Note 8

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"The Group has successfully steered its way though a period of difficult market conditions, delivering excellent trading performance during the first half of the current financial year, grounded in high quality lending, sound portfolio management and the Group's new initiatives delivering profits ahead of expectations. The Group is in a strong financial position with a healthy balance sheet and robust capital level and is generating a strong cash flow from its operations.

A return to new lending is a key objective going forward. There has been good progress in the securitisation markets with a steady flow of new RMBS issuance and at pricing much improved over the last year. It is our assessment that the economics of new lending, taking into account the higher funding costs and capital now required, appears feasible. We are engaging with potential funding counterparties to support new lending, but we will only enter into new arrangements when we are entirely satisfied with the structure and terms."

<u>For further information, please contact:</u>

-

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

Fishburn Hedges
Andy Berry
Tel: 020 7839 4321
Mobile: 07767 374421

The Paragon Group of Companies PLC

INTERIM MANAGEMENT REPORT

During the six months ended 31 March 2010 the Group has progressed further its three principal strategic objectives: the protection of the embedded value of the business; the development of new sources of recurring income using the skills and resources of the business; and positioning the business for the recommencement of new lending.

Whilst the economic environment remains challenging for consumer facing businesses, the current low level of interest rates has had a positive impact on customer payment performance. We have also seen further improvement in wholesale funding markets in recent months, which augurs well for a return to new lending by the Group in due course.

During the period, the Group's financial performance has been strong and we are pleased to announce that underlying profit, after adding back movements on fair values for hedging instruments, was 57.1% higher at £29.7 million (note 8), compared with £18.9 million for the first half of 2009. Profit on ordinary activities before taxation was 84.3% higher at £29.3 million, compared with £15.9 million for the first half of 2009 after deducting exceptional items. Earnings per share were 86.8% higher at 7.1p (2009 H1: 3.8p).

In line with the progressive dividend policy outlined at the year end, the Company will pay an interim dividend of 1.2p per share (H1 2009: 1.1p per share), a total of £3.5 million (H1 2009: £3.2 million), on 30 July 2010 to all holders on the register on 2 July 2010. This represents an increase of 9.1% from last year's interim dividend.

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes second charge loans and the residual car and retail finance and unsecured loan

books, and also income from a number of the new initiatives detailed below. These divisions are the basis on which the Group reports primary segmental information.

The underlying profits of these business segments are detailed fully in note 8 and are summarised below.

	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m
Underlying profit / (loss)		
First Mortgages	22.9	24.4
Consumer Finance	6.8	(5.5)
	29.7	18.9

Net interest income increased by 2.1% to £69.4 million from £68.0 million for the first half of 2009, with the reduced size of the book, down by 4.2% from 31 March 2009 to 31 March 2010, being offset by improved margins.

Other operating income was £8.0 million for the period, compared with £8.5 million for the first half of 2009, the reduction reflecting the lower levels of commissions and fees associated with reduced lending activity during the period, partially offset by an increase of £2.5 million in income from third party loan servicing, one of the Group's new initiatives.

Operating expenses, excluding exceptional costs, increased by 11.1% to £21.0 million from £18.9 million for the first half of 2009. The increase is primarily attributable to a combination of the effects of the recruitment of additional members of staff during the previous financial year for third party loan servicing and the consolidation of the operating costs of The Business Mortgage Company Limited for the entire period following its acquisition in December 2008. Control over operating costs remains a focus. As the cost:income ratio associated with servicing related income is higher than that required for lending activities, the ratio for the first half increased to 27.1% from 24.7%, on an underlying basis, for the comparable period last year (note 5).

The charge for impairment provisions of £26.7 million compares with £38.7 million for the first half of 2009, the

reduction reflecting the improved level of arrears within the portfolio. As a percentage of loans to customers (note 12) the charge has decreased from that for the first half of 2009 to 0.3% (2009 H1: 0.4%). The loan books continue to be carefully managed and the credit performance remains in line with our expectations.

Free cash was £128.1 million at 31 March 2010 (2009 H1: £62.8 million) (note 14), the increase during the period principally reflecting strong cash generation by the Group's securitisation vehicle companies. The purchase of a small tranche of Group debt securities during the period yielded a gain of £0.5 million.

Yield curve movements during the period resulted in hedging instrument fair value net losses of £0.9 million (2009 H1: £3.0 million losses), which do not affect cash flow. As the fair value movements of hedged assets or liabilities are expected to trend to zero over time, this item is merely a timing difference. The Group remains economically and appropriately hedged.

Corporation tax has been charged at the rate of 28.0%, compared with 29.6% in the first half of last year.

Profits after taxation of £21.1 million have been transferred to shareholders' funds, which totalled £664.9 million at 31 March 2010, representing a value of £2.25 per share (2009 H1: £2.12).

The information on related party transactions required by DTR 4.2.8(1) of the Disclosure and Transparency Rules is given in note 26, and a summary of the principal risks and uncertainties faced by the Group is given on page 32.

REVIEW OF OPERATIONS

NEW BUSINESS VOLUMES

	Six Months to 31 March 2010 £m	Six Months to 31 March 2009 £m	Year to 30 September 2009 £m	Six Months to 31 March 2010 Number	Six Months to 31 March 2009 Number	Year to 30 September 2009 Number
First Mortgages						
Buy-to-let	9.1	10.7	25.2	174	208	487

Consumer Finance

Secured lending	0.2	58.3	60.4	21	2,048	2,119
	9.3	69.0	85.6	195	2,256	2,606

FIRST MORTGAGES

The First Mortgages segment comprises the Group's buy-to-let business and the owner-occupied mortgage books.

The performance of the Group's buy-to-let portfolio continues to be outstanding, with the combination of strong customer retention, low and reducing arrears and low losses continuing to deliver strong revenues from the first mortgage business.

Advances in the period remained limited to further loans to existing borrowers and as a result the buy-to-let portfolio reduced to £8,458.0 million at 31 March 2010 from £8,585.0 million at 30 September 2009. This low level of redemption of 2.7% annualised compares with 11.4% for the corresponding period last year. Recent market conditions have depressed the redemption rates on all mortgages but the impact has been particularly evident on buy-to-let. High tenant demand levels have strengthened the business rationale for holding property whilst the limited availability of buy-to-let mortgages in the market has combined with higher margins and tighter criteria to create further downward pressure on redemptions. Whilst we do not anticipate a change in market conditions in the short to medium term that will result in a significant increase in the redemption rate, we continue to monitor competitive developments and to maintain positive relationships with existing landlord borrowers, assisting, as appropriate, with further advances, product switches and a wide range of property services.

The net interest margin was broadly unchanged from the corresponding period last year, despite the loss of income on capital employed in the business by virtue of the low level of interest rates.

The impairment charge attributable to First Mortgages reduced to £14.2 million for the period, compared with £19.8 million for the corresponding period in 2009, the reduction reflecting improved arrears performance over the period as fewer buy-to-let mortgages have fallen into arrears. The percentage of buy-to-let loans three months or more in arrears, including those where a receiver of rent has been appointed, fell from 1.54% at 30 September 2009 to 1.17% at 31 March 2010 (2009 H1: 1.74%), considerably better than the comparable figure for the buy-to-

let industry of 2.71% at the same date, as reported by the Council of Mortgage Lenders (30 September 2009: 3.23%).

Where it is not possible to work with a landlord to recover the position on a buy-to-let mortgage that falls into arrears our normal process is to instruct a receiver of rent. Central to the successful execution of this process is the role of our team of in-house chartered surveyors, our field managers and our property team. Our objective in each case is to gain control of the security, establish good relations with existing tenants and define a strategy for the property that is consistent with preserving value through professional property management. The number of properties in receivership has fallen to 1,602 at 31 March 2010 from 1,945 at 30 September 2009 and, as costs associated with ensuring the letting stock meets required standards have been expensed, rental returns on the portfolio have been maximised. At the end of March 94% of the properties available to let in the receiver of rent portfolio were let and yielded rental income which comfortably covers the mortgage payments.

In addition to reducing arrears on the mortgages in receivership, implementing professional property management through the appointment of a receiver allows borrowers an opportunity to recover their financial position without the tenants or the security being at risk. To date, approximately one third of properties that have been subject to receiver of rent have been returned as performing cases to the borrower landlord where they have been able to demonstrate financial recovery. We expect this proportion to increase with time.

The private rented sector has been a beneficiary of the uncertainty that has prevailed elsewhere in the housing market and the consumer economy. The latest residential lettings survey from the Royal Institution of Chartered Surveyors recorded continued growth in tenant demand whilst the supply of property to the private rented sector has fallen, with the result that rent expectations are now significantly higher than this time last year.

Looking forward, we expect interest rates to remain low for the foreseeable future and for the performance of the book to remain resilient when rates eventually increase. Arrears are similar on the Group's fixed rate and variable rate portfolios, even though currently the interest rate applying to the fixed rate loans is twice that of the variable rate book. Strong rental demand is expected to continue to underpin borrower incomes and support the credit performance of the Group's buy-to-let portfolio, bolstering landlords' motivation to maintain and grow their letting

businesses.

The owner-occupied book reduced to £164.9 million from £200.0 million during the twelve months ended 31 March 2010 and performed in line with our expectations.

CONSUMER FINANCE

As with First Mortgages, lending during the period has been limited to a small number of further advances to existing customers. At 31 March 2010, the total loans outstanding on the consumer finance books were £487.7 million, compared with £550.0 million at 30 September 2009. The shortage of alternative offerings in the market as a result of lack of funding, combined with consumer sentiment, resulted in a relatively low level of redemptions during the period.

Arrears of two months and over on the secured consumer finance book increased to 8.82% of the book at 31 March 2010 from 7.94% at 30 September 2009, the level peaking during the winter before stabilising and reducing at the end of the period. The rate of 8.82% at 31 March 2010 compares favourably with the 23.0% arrears recorded for the industry at that date by the Finance & Leasing Association ("FLA") (30 September 2009: 19.8%).

The residual unsecured loan and car finance portfolios, totalling £61.1 million at 31 March 2010 (31 March 2009: £111.1 million), performed satisfactorily and in line with expectations.

REGULATION

Following the publication of the FSA's Mortgage Market Review consultation paper there has been extensive consultation with the industry by the FSA and HM Treasury, a process with which we have been actively involved. At present it appears that HM Treasury will legislate to enable the FSA to regulate the second charge mortgage market but will consider further the implications for the buy-to-let market. Furthermore, the outcome of

consultation on the potential prudential supervision of non-bank lenders is awaited. We shall maintain an active dialogue with the FSA and HM Treasury as the process of consultation develops.

NEW INITIATIVES

We have previously reported on the three specific areas of focus for the generation of new sources of income to enhance shareholder value, these being the acquisition of loan portfolios, the expansion of products and services for existing customers and servicing third party loan portfolios.

The second mortgage portfolio purchased in September 2009 has been fully assimilated during the period and is performing well, in line with our expectations. We continue to review portfolios as they become available, although we remain cautious on pricing and quality so as to ensure that any purchases will yield adequate returns for shareholders. Our view remains that over the next few years a substantial number of loan portfolios may become available for sale as financial institutions continue to deleverage and restructure their balance sheets.

Excellent progress has been made with the development of third party loan servicing through Moorgate Loan Servicing and Arden Credit Management which utilises our core administration and collections skills, the latter company assuming servicing of a further 15,000 accounts during the period.

The range of services we offer to the private rented sector under our "Redbrick" brand, which include the provision of energy performance certificates, survey and valuation services, specialist insurance services for landlords and tenant credit checks and assessments, continued to be developed during the period.

Taken together, these initiatives have contributed £2.4 million to operating profit for the period (2009 H1: £0.2 million).

In addition, following the buyback of £37.7 million nominal of Group debt during the year ended 30 September 2009 at a cost of £18.9 million, we invested a further £1.0 million during the period in the purchase of £1.5 million nominal of the Group's securitisation notes, creating an exceptional profit of £0.5 million. The scope for further purchases is likely to be limited as increased bond prices now make further transactions less attractive.

FUNDING AND FUTURE LENDING

The Group continues to finance buy-to-let and secured consumer finance further advances through its current securitisation arrangements.

Whilst the bond markets have recently been unsettled by European sovereign debt concerns, the residential asset backed securitisation market has improved significantly in recent months. New issuance in the market has totalled £7.01 billion in the period, with further new issuance of £2.70 billion since 31 March 2010. Mortgage backed securities have been issued by Lloyds, Nationwide, Alliance & Leicester (Santander) and Britannia (The Co-operative Bank), and the more recent transactions have used structures more traditionally seen in the securitised debt markets prior to the credit crunch. UK issuers have accessed investors in the USA publicly for the first time since 2007, further reflecting continued progress in the market. Pricing of bonds in the secondary markets has also shown improvements, particularly in mezzanine tranches where investors have recognised significant value.

In February this year, Paragon undertook an extensive roadshow with investors in London and in Europe. The purpose was to update investors on the Group's progress and to determine the appetite for new Paragon debt securities. Feedback from investors was positive and we continue to maintain a dialogue. Separately, we have completed a detailed analysis of projected securitisation capital requirements and this, together with pricing indications confirms that the economics for a new transaction appear feasible.

We have previously indicated our desire for the Group to recommence new lending when conditions in the funding markets are appropriate and, to this end, discussions with a number of parties for warehouse funding are progressing. Operational preparations for the recommencement of lending are also ongoing. We shall, of course, only enter into new funding arrangements which are appropriate for the Group's requirements and where we are entirely satisfied with the structure and terms. As these discussions with potential warehouse counterparties have not yet concluded, we cannot currently provide guidance over their timing or outcome.

CONCLUSION

The Group has successfully steered its way though a period of difficult market conditions, delivering excellent trading performance during the first half of the current financial year, grounded in high quality lending, sound portfolio management and the Group's new initiatives delivering profits ahead of expectations. The Group is in a strong financial position with a healthy balance sheet and robust capital level and is generating a strong cash flow from its operations.

A return to new lending is a key objective going forward. There has been good progress in the securitisation markets with a steady flow of new RMBS issuance and at pricing much improved over the last year. It is our assessment that the economics of new lending, taking into account the higher funding costs and capital now required, appears feasible. We are engaging with potential funding counterparties to support new lending, but we will only enter into new arrangements when we are entirely satisfied with the structure and terms. Additionally we will continue to pursue our other strategic objectives to provide sound and broad foundations for continued generation of shareholder value.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge;

- the condensed financial statements have been prepared in accordance with International Accounting Standard 34 - 'Interim Financial Reporting';
- the Interim Management Report includes a fair review of the information required by Section 4.2.7R of the Disclosure and Transparency Rules, issued by the UK Listing Authority (indication of important events that have occurred during the first six months of the current financial year and their impact on the condensed financial statements and description of the principal risks and uncertainties for the remaining six months of the financial year); and
- the Interim Management Report includes a fair review of the information required by Section 4.2.8R of the Disclosure and Transparency Rules, issued by the UK Listing Authority (disclosure of related party transactions that have taken place in the first six months of the financial year and that have materially affected the financial position or the performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report which could do so).

Approved by the Board of Directors and signed on behalf of the Board.

JOHN G GEMMELL

Company Secretary

18 May 2010

The Paragon Group of Companies PLC

CONDENSED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT
For the six months ended 31 March 2010 (Unaudited)

	Note	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Interest receivable		146.2	315.5	508.2
Interest payable and similar charges		(76.8)	(247.5)	(373.4)
Net interest income		69.4	68.0	134.8
Share of results of associate		-	-	-
Other operating income	4	8.0	8.5	16.0
Total operating income		77.4	76.5	150.8
Operating expenses		(21.0)	(18.9)	(39.3)
Provisions for losses		(26.7)	(38.7)	(66.2)
Operating profit before gains and fair value items		29.7	18.9	45.3
Gains on debt repurchase	6	0.5	-	18.4
Impairment of goodwill		-	-	(6.0)
Fair value net losses	7	(0.9)	(3.0)	(3.4)
Operating profit being profit on ordinary activities before taxation		29.3	15.9	54.3
Tax charge on profit on ordinary activities	9	(8.2)	(4.7)	(13.2)
Profit on ordinary activities after taxation		21.1	11.2	41.1

	Note	Six months to 31 March	Six months to 31 March	Year to 30 September

		2010	2009	2009
Dividend - Rate per share for the period	17	1.2p	1.1p	3.3p
Basic earnings per share	10	7.1p	3.8p	13.9p
Diluted earnings per share	10	7.0p	3.8p	13.7p

The results for the periods shown above relate entirely to continuing operations.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Six months ended 31 March 2010 (Unaudited)

	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Profit for the period	21.1	11.2	41.1
Other comprehensive income			
Actuarial (loss) on pension scheme	(1.3)	(1.9)	(7.7)
Cash flow hedge gains taken to equity	0.3	0.7	1.9
Tax on items taken directly to equity	0.3	0.3	1.6
Other comprehensive income for the period net of tax	(0.7)	(0.9)	(4.2)
Total comprehensive income for the period	20.4	10.3	36.9

CONSOLIDATED BALANCE SHEET
31 March 2010 (Unaudited)

	Notes	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
Assets employed					
Non-current assets					
Intangible assets	11	9.4	16.3	9.6	0.4
Property, plant and equipment		12.2	16.0	13.5	18.5
Interest in associate		-	-	-	-
Financial assets	12	10,544.0	11,418.0	10,640.8	10,647.6
Deferred tax asset		2.3	8.7	2.8	10.3
		10,567.9	11,459.0	10,666.7	10,676.8
Current assets					
Current tax assets		-	-	1.7	-
Other receivables		6.2	5.2	5.5	6.6
Cash and cash equivalents	14	514.7	589.2	480.4	826.3
		520.9	594.4	487.6	832.9
Total assets		11,088.8	12,053.4	11,154.3	11,509.7
Financed by					
Equity shareholders' funds					
Called-up share capital	15	299.4	299.1	299.1	299.1
Reserves	16	420.9	383.1	408.4	378.7
Share capital and reserves		720.3	682.2	707.5	677.8
Own shares	18	(55.4)	(56.7)	(56.7)	(56.3)
Total equity		664.9	625.5	650.8	621.5
Current liabilities					
Financial liabilities	19	1.1	1.4	1.1	0.9
Current tax liabilities		16.4	3.5	-	6.3
Provisions		0.1	0.2	0.5	0.3
Other liabilities		29.7	36.6	30.4	79.4
		47.3	41.7	32.0	86.9
Non-current liabilities					
Financial liabilities	19	10,362.3	11,376.5	10,457.5	10,791.5
Retirement benefit obligations	21	12.4	6.3	11.5	5.0

Provisions	-	0.1	-	0.2
Other liabilities	1.9	3.3	2.5	4.6
	10,376.6	11,386.2	10,471.5	10,801.3
Total liabilities	10,423.9	11,427.9	10,503.5	10,888.2
	11,088.8	12,053.4	11,154.3	11,509.7

The condensed financial statements for the half year were approved by the Board of Directors on 18 May 2010.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 31 March 2010 (Unaudited)

	Note	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Net cash flow generated by operating activities	22	241.2	528.2	738.8
Net cash (utilised) / generated by investing activities	23	(0.2)	0.5	1.3
Net cash (utilised) by financing activities	24	(206.7)	(766.3)	(1,086.2)
Net increase / (decrease) in cash and cash equivalents		34.3	(237.6)	(346.1)
Opening cash and cash equivalents		480.1	826.2	826.2
Closing cash and cash equivalents		514.4	588.6	480.1
Represented by balances within				
Cash and cash equivalents		514.7	589.2	480.4
Financial liabilities		(0.3)	(0.6)	(0.3)
		514.4	588.6	480.1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Six months ended 31 March 2010 (Unaudited)

	Note	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Total comprehensive income for the period		20.4	10.3	36.9
Dividends paid	17	(6.5)	(5.9)	(9.2)
Shares issued		0.3	-	-
Net movement in own shares		1.3	(0.4)	(0.4)
Deficit on transactions in own shares		(1.6)	(0.6)	(0.6)
Charge for share based remuneration		0.4	0.6	1.2
Tax on share based remuneration		(0.2)	-	1.4

Total movements in equity in the period	14.1	4.0	29.3
Opening equity	650.8	621.5	621.5
Closing equity	664.9	625.5	650.8

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

1. GENERAL INFORMATION

The condensed financial statements for the six months ended 31 March 2010 and for the six months ended 31 March 2009 have not been audited.

The figures shown above for the year ended 30 September 2009 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 498 (2) or 498 (3) of the Companies Act 2006.

The figures shown above for the year ended 30 September 2008 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985, the relevant legislation at the time.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the half-yearly financial report will be posted to shareholders and additional copies can be obtained from the Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

2. ACCOUNTING POLICIES

The condensed financial statements are presented in accordance with the requirements of International Accounting Standard 34 - 'Interim Financial Reporting'.

The Group prepares its annual financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union. The condensed financial statements have been prepared on the basis of the accounting policies set out in the Annual Report and Accounts of the Group for the year ended 30 September 2009, except for the adoption of International Financial Reporting Standard 8 - 'Operating Segments' ('IFRS 8') and the revisions to International Accounting 1 - 'Presentation of Financial Statements' ('IAS 1 (revised)').

As a result of the adoption of IFRS 8 the disclosures on operating segments given in note 3 are presented on a different basis from in previous years and certain disclosures have been changed. The segments reported and their results, however, remain as previously disclosed under IAS 14 - 'Segment Reporting'.

As a result of the adoption of IAS 1 (revised) the format of certain disclosures made in the financial statements and notes differs from previous years. Comparative figures have been reanalysed on a consistent basis.

Neither of these accounting changes has any effect on the results of the Group for the current or preceding period, its balance sheets or its cash flows.

These accounting policies are expected to be used in the preparation of the financial statements of the Group for the year ending 30 September 2010.

Going concern basis

The business activities of the Group, its current operations and those factors likely to affect its future results and development, together with a description of its financial position and funding position, are described in the Interim Management Report on pages 1 to 10. The principal risks and uncertainties affecting the Group in the forthcoming six months, and the steps taken to mitigate against these risks are described on page 32.

Note 5 to the accounts for the year ended 30 September 2009 includes an analysis of the Group's working capital position and policies, while note 6 includes a detailed description of its funding structures, its use of financial instruments, its financial risk management objectives and polices and its exposure to credit, interest rate and liquidity risk. Critical accounting estimates affecting the results and financial position disclosed in this annual report are discussed in note 4. The position and policies described in these notes remain materially unchanged to the date of this half-yearly report.

Substantially all of the Group's remaining loan portfolios are funded through securitisation structures and are thus match-funded to maturity. None of the Group's debt matures before 2017, when the £110.0 million corporate bond is repayable. As a consequence the directors believe that the Group is well placed to manage its business risks successfully

despite the current uncertain economic outlook.

After making enquiries, the directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the half-yearly report.

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

3. SEGMENTAL RESULTS

For reporting purposes the Group is organised into two major operating divisions, First Mortgages, which includes the buy-to-let and owner-occupied mortgage assets and other income derived from first charge mortgages; and Consumer Finance, which includes second charge loans and the residual car and retail finance and unsecured loan books, and also income from the Group's new initiatives in this area. These divisions are the basis on which the Group reports primary segmental information. All revenues arise from external customers and there are no inter-segment revenues. Financial information about these business segments is shown below.

Six months ended 31 March 2010

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	121.5	24.7	146.2
Interest payable	(72.5)	(4.3)	(76.8)
Net interest income	49.0	20.4	69.4
Share of associate result	-	-	-
Other operating income	3.8	4.2	8.0
Total operating income	52.8	24.6	77.4
Operating expenses	(15.7)	(5.3)	(21.0)
Provisions for losses	(14.2)	(12.5)	(26.7)
	22.9	6.8	29.7
Gains on debt repurchases	0.5	-	0.5
Impairment of goodwill	-	-	-
Fair value net losses	(0.9)	-	(0.9)
Operating profit	22.5	6.8	29.3
Tax charge			(8.2)
Profit after taxation			21.1

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

3. SEGMENTAL RESULTS (Continued)

Six months ended 31 March 2009

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	281.5	34.0	315.5
Interest payable	(228.8)	(18.7)	(247.5)
Net interest income	52.7	15.3	68.0
Share of associate result	-	-	-
Other operating income	6.2	2.3	8.5
Total operating income	58.9	17.6	76.5
Operating expenses	(14.7)	(4.2)	(18.9)
Provisions for losses	(19.8)	(18.9)	(38.7)
	24.4	(5.5)	18.9
Gains on debt repurchases	-	-	-
Impairment of goodwill	-	-	-
Fair value net losses	(3.0)	-	(3.0)
Operating profit	21.4	(5.5)	15.9
Tax charge			(4.7)
Profit after taxation			11.2

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

3. SEGMENTAL RESULTS (Continued)

Year ended 30 September 2009

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	443.8	64.4	508.2
Interest payable	(347.8)	(25.6)	(373.4)
Net interest income	96.0	38.8	134.8
Share of associate result	-	-	-
Other operating income	11.4	4.6	16.0
Total operating income	107.4	43.4	150.8
Operating expenses	(31.2)	(8.1)	(39.3)
Provisions for losses	(31.5)	(34.7)	(66.2)
	44.7	0.6	45.3
Gains on debt repurchases	15.9	2.5	18.4
Impairment of goodwill	(6.0)	-	(6.0)
Fair value net (losses) / gains	(3.6)	0.2	(3.4)
Operating profit	51.0	3.3	54.3
Tax charge			(13.2)
Profit after taxation			41.1

The assets of the segments listed above are:

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
First Mortgages	10,457.4	11,183.7	10,443.4	10,580.8
Consumer Loans	631.4	869.7	710.9	928.9
Total assets	11,088.8	12,053.4	11,154.3	11,509.7

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

4. OTHER OPERATING INCOME

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m
Loan account fee income	3.5	5.2	10.4
Insurance income	0.8	1.6	2.5
Third party servicing	2.7	0.2	1.0
Other income	1.0	1.5	2.1
	8.0	8.5	16.0

5. COST:INCOME RATIO

Cost:income ratio is derived as follows:

	31 March 2010	31 March 2009	30 September 2009
Operating expenses	21.0	18.9	39.3
Total operating income	77.4	76.5	150.8
Cost / Income	27.1%	24.7%	26.1%

6. GAINS ON DEBT REPURCHASE

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m
On asset backed loan notes	0.5	-	13.9
On corporate bond	-	-	4.5
	0.5	-	18.4

These gains have arisen on the repurchase, by the Group, on the open market of its debt securities at less than their carrying value.

The cash consideration paid on these purchases, including transaction costs of £nil (year ended 30 September 2009 £0.3m) was:

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m
On asset backed loan notes	1.0	-	13.9
On corporate bond	-	-	5.4
	1.0	-	19.3

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

7. FAIR VALUE NET LOSSES

The fair value net loss represents the accounting volatility on derivative instruments which are matching risk exposure on an economic basis generated by the requirements of IAS 39. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The losses are primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities. Such differences will reverse over time and have no impact on the cash flows of the Group.

8. UNDERLYING PROFIT

Underlying profit is determined by excluding from the operating result certain costs of a one-off nature which do not reflect the underlying business performance of the Group, gains on the repurchase of debt which result from the illiquidity of the credit markets rather than the fair value of the security and fair value accounting adjustments arising from the Group's hedging arrangements.

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m
First mortgages			
Profit before tax for the period (note 3)	22.5	21.4	51.0
Less: Gain on debt repurchase	(0.5)	-	(15.9)
Impairment of goodwill	-	-	6.0
Fair value losses	0.9	3.0	3.6
	22.9	24.4	44.7
Consumer Finance			
Profit / (loss) before tax for the period (note 3)	6.8	(5.5)	3.3
Less: Gain on debt repurchase	-	-	(2.5)
Impairment of goodwill	-	-	-
Fair value losses	-	-	(0.2)
	6.8	(5.5)	0.6
Total			
Profit before tax for the period	29.3	15.9	54.3
Less: Gain on debt repurchase	(0.5)	-	(18.4)
Impairment of goodwill	-	-	6.0
Fair value losses	0.9	3.0	3.4
Underlying profit before tax			

29.7	18.9	45.3

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

9. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

Income tax for the six months ended 31 March 2010 is charged at 28.0% (six months ended 31 March 2009: 29.6%, year ended 30 September 2009: 24.3%), representing the best estimate of the annual effective rate of income tax expected for the full year, applied to the pre-tax income of the period.

10. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	31 March 2010	31 March 2009	30 September 2009
Profit for the period (£m)	21.1	11.2	41.1
Basic weighted average number of ordinary shares ranking for dividend during the period (million)	295.1	296.4	295.7
Dilutive effect of the weighted average number of share options and incentive plans in issue during the period (million)	5.0	0.1	5.2
Diluted weighted average number of ordinary shares ranking for dividend during the period (million)	300.1	296.5	300.9
Earnings per ordinary share - basic	7.1p	3.8p	13.9p
- diluted	7.0p	3.8p	13.7p

11. INTANGIBLE ASSETS

Intangible assets at net book value comprise:

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
Goodwill	1.6	7.6	1.6	-

Computer software	0.4	0.4	0.3	0.4
Other intangibles	7.4	8.3	7.7	-
Total assets	9.4	16.3	9.6	0.4

The provisional analysis of intangible assets given in the half yearly report for the six months ended 31 March 2009 was finalised in the second half of the year and the final figures were given in the accounts for the year ended 30 September 2009. The analysis at 31 March 2009 given above has been restated accordingly.

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

12. FINANCIAL ASSETS

	Notes	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
Loans to customers		9,110.6	9,514.3	9,314.3	10,053.2
Fair value adjustments from portfolio hedging		16.7	65.5	39.0	(12.0)
Loans to associated undertakings		-	-	-	15.5
Derivative financial assets	13	1,416.7	1,838.2	1,287.5	590.9
Total assets		10,544.0	11,418.0	10,640.8	10,647.6

13. DERIVATIVE FINANCIAL ASSETS AND LIABILITES

	Notes	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
Derivative financial assets	12	1,416.7	1,838.2	1,287.5	590.9
Derivative financial liabilities	19	(31.0)	(88.0)	(56.6)	(25.7)
		1,385.7	1,750.2	1,230.9	565.2
Of which:					
Foreign exchange basis swaps		1,402.9	1,823.2	1,273.5	551.9
Other derivatives		(17.2)	(73.0)	(42.6)	13.3
		1,385.7	1,750.2	1,230.9	565.2

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet. This is currently the case with both euro and US dollar swaps, although the debit balance is compensated for by retranslating the borrowings at the current exchange rate.

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

14. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. 'Cash and Cash Equivalents' also includes balances held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The total 'Cash and Cash Equivalents' balance may be analysed as shown below:

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
Free cash	128.1	62.8	84.0	73.2
Securitisation cash	384.9	524.7	394.7	750.6
ESOP cash	1.7	1.7	1.7	2.5
	514.7	589.2	480.4	826.3

15. CALLED-UP SHARE CAPITAL

Movements in the issued share capital in the period were:

	Six months to 31 March 2010 Number	Six months to 31 March 2009 Number	Year to 30 September 2009 Number
Ordinary shares of £1 each			
At 1 October 2009	299,159,605	299,159,605	299,159,605
Shares issued	294,473	-	-
	299,454,078	299,159,605	299,159,605

16. RESERVES

31 March 2010	31 March 2009	30 September 2009	30 September 2008

	£m	£m	£m	£m
Share premium account	64.1	64.1	64.1	64.1
Merger reserve	(70.2)	(70.2)	(70.2)	(70.2)
Cash flow hedging reserve	1.4	0.4	1.2	(0.1)
Profit and loss account	425.6	388.8	413.3	384.9
	420.9	383.1	408.4	378.7

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

17. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m
Final dividend for the year ended 30 September 2009 of 2.2p per share	6.5	-	-
Final dividend for the year ended 30 September 2008 of 2.0p per share	-	5.9	5.9
Interim dividend for the year ended 30 September 2009 of 1.1p per share	-	-	3.3
	6.5	5.9	9.2

An interim dividend of 1.2p per share is proposed (2009: 1.1p per share), payable on 30 July 2010 with a record date of 2 July 2010. The amount expected to be absorbed by this dividend, based on the number of shares in issue at the balance sheet date is £3.5m (2009: £3.2m). The interim dividend will be recognised in the accounts when it is paid.

18. OWN SHARES

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m
Treasury shares			
At 31 March 2010 and 1 October 2009	39.5	39.5	39.5
ESOP shares			
At 1 October 2009	17.2	16.8	16.8
Shares purchased	0.3	1.0	1.0
Options exercised	(1.6)	(0.6)	(0.6)
At 31 March 2010	15.9	17.2	17.2
Total at 31 March 2010	55.4	56.7	56.7
Total at 1 October 2009	56.7	56.3	56.3

Number of shares held			
Treasury	668,900	668,900	668,900
ESOP	3,563,280	3,405,452	3,405,452
Balance at 31 March 2010	4,232,180	4,074,352	4,074,352

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

19. FINANCIAL LIABILITIES

	31 March 2010 £m	31 March 2009 £m	30 September 2009 £m	30 September 2008 £m
Current liabilities				
Finance lease liability	0.8	0.8	0.8	0.8
Bank loans and overdrafts	0.3	0.6	0.3	0.1
	1.1	1.4	1.1	0.9
Non-current liabilities				
Asset backed loan notes	8,777.8	9,670.6	8,819.2	9,028.7
Corporate bond	117.0	127.9	116.8	117.9
Finance lease liability	11.4	12.2	11.8	12.6
Bank loans and overdrafts	1,425.1	1,477.8	1,453.1	1,606.6
Derivative financial liabilities	31.0	88.0	56.6	25.7
	10,362.3	11,376.5	10,457.5	10,791.5

Details of changes in the Group's borrowings since the year end are given in note 20 below. Further details of derivative financial instruments are given in note 13.

20. BORROWINGS

All borrowings described in the Group Accounts for the year ended 30 September 2009 remained in place throughout the period.

Repayments made in respect of the Group's borrowings are shown in note 24 and information on repurchases of the Group's debt is given in note 6.

21. RETIREMENT BENEFIT OBLIGATIONS

The defined benefit obligation at 31 March 2010 has been calculated on a year-to-date basis, using the latest actuarial valuation for IAS 19 purposes at 30 September 2009. There have been movements in financial market conditions since that date, requiring an adjustment to the actuarial assumptions underlying the calculation of the defined benefit obligation at 31 March 2010 and to the derivation methods used to determine some of those assumptions.

The defined benefit plan assets have been updated to reflect their market value at 31 March 2010. Differences between the expected and actual return on assets have been recognised as an actuarial loss in other comprehensive income.

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

22. NET CASHFLOW FROM OPERATING ACTIVITIES

	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Profit before tax	29.3	15.9	54.3
Non-cash items included in profit and other adjustments			
Depreciation of property, plant and equipment	1.3	1.7	3.2
Amortisation of intangible assets	0.3	0.1	0.7
Impairment of goodwill	-	-	6.0
Share of profit of associated undertaking	-	-	-
Profit on repurchase of debt	(0.5)	-	(18.4)
Foreign exchange movements on borrowings	129.3	1,269.8	719.1
Other non-cash movements on borrowings	2.1	13.0	12.3
Impairment losses on loans to customers	26.7	38.6	66.2
Charge for share based remuneration	0.4	0.6	1.2
Loss on disposal of property, plant and equipment	0.1	0.3	0.5
Net decrease / (increase) in operating assets			
Loans to customers	177.0	500.4	673.0
Loans to associates	-	0.1	0.1
Derivative financial instruments	(129.2)	(1,247.3)	(696.6)
Fair value of portfolio hedges	22.3	(77.5)	(51.0)
Other receivables	(0.7)	0.3	(0.1)

Net increase / (decrease) in operating liabilities			
Derivative financial instruments	(25.6)	62.3	30.9
Other liabilities	(2.1)	(45.1)	(52.7)
Cash generated by operations	230.7	533.2	748.7
Income taxes received / (paid)	10.5	(5.0)	(9.9)
Net cash flow generated by operating activities	241.2	528.2	738.8

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

23. NET CASHFLOW USED IN INVESTING ACTIVITIES

	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Proceeds on disposal of property, plant and equipment	0.8	0.7	1.6
Purchases of property, plant and equipment	(0.9)	(0.1)	(0.2)
Purchases of intangible assets	(0.1)	(0.1)	(0.1)
Net cash (utilised) / generated by investing activities	(0.2)	0.5	1.3

24. NET CASHFLOW FROM FINANCING ACTIVITIES

	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Dividends paid (note 17)	(6.5)	(5.9)	(9.2)
Repayment of asset backed floating rate notes	(170.8)	(630.2)	(902.4)
Repurchase of debt	(1.0)	-	(19.3)
Capital element of finance lease payments	(0.4)	(0.4)	(0.8)
Movement on bank facilities	(28.0)	(128.8)	(153.5)
Purchase of shares	-	(1.0)	(1.0)
Net cash (utilised) by financing activities	(206.7)	(766.3)	(1,086.2)

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2010 (Unaudited)

25. PURCHASE OF SUBSIDIARY UNDERTAKINGS

The fair values of the assets acquired and the liabilities assumed as a result of the acquisition of The Business Mortgage Company Limited and its subsidiaries in December 2008 were as follows:

	Six months to 31 March 2010 £m	Six months to 31 March 2009 £m	Year to 30 September 2009 £m
Intangible assets and goodwill	-	8.2	8.2
Tangible fixed assets	-	0.1	0.1
Deferred tax assets	-	0.8	0.8
Other receivables	-	0.2	0.2
Other liabilities	-	(0.1)	(0.1)
	-	9.2	9.2
Liabilities owed to Group	-	(16.8)	(16.8)
	-	(7.6)	(7.6)
Goodwill	-	7.6	7.6
	-	-	-
Total cash consideration	-	-	-
Less: cash acquired	-	-	-
Cash flow on acquisition less cash acquired	-	-	-

26. RELATED PARTY TRANSACTIONS

In the six months ended 31 March 2010, the Group has continued the related party relationships described in note 66 on page 114 of the annual report and accounts of the Group for the financial year ended 30 September 2009. Related party transactions in the period comprise the compensation of the Group's key management personnel. There have been no changes in these relationships which could have a material effect on the financial position or performance of the Group in the period.

Save for the transactions referred to above, there have been no related party transactions in the six months ended 31 March 2010.

INDEPENDENT REVIEW REPORT
TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2010 which comprises the income statement, the statement of comprehensive income, the balance sheet, the statement of changes in equity, the cash flow statement and related notes 1 to 26. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing

Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
Birmingham, United Kingdom
18 May 2010

The Paragon Group of Companies PLC

FUTURE PROSPECTS

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results. In the opinion of the directors these risks have not changed materially from those described on pages 40 and 41 of the last annual report and accounts of the Company for the year ended 30 September 2009. These risks are summarised below.

Economic environment

Further deterioration in the general economy may adversely affect all aspects of the Group's business. Adverse economic conditions might increase the number of borrowers that default on their loans, which may increase the Group's costs and could result in losses on some of the Group's assets.

Changes in interest rates may adversely affect the Group's net income and profitability.

Credit risk

As a primary lender the Group faces credit risk as an inherent component of its lending activities. Adverse changes in the credit quality of the Group's borrowers, a general deterioration in UK economic conditions or adverse changes arising from systematic risks in financial systems could reduce the recoverability and value of the Group's assets.

Operational risk

The Group's activities subject it to operational risks relating to its ability to implement and maintain effective systems to process the high volume of transactions with customers. A significant breakdown of the IT systems of the Group might adversely impact the ability of the Group to operate its business effectively.

Competitor risk

The Group faces strong competition in all of the core markets in which it operates. There is a danger that its profitability and/or market share may be impaired.

Governmental, legislative and regulatory risk

The market sectors to which the Group supplies products, and the capital markets from which it has historically obtained much of its funding have been subject to intervention by Government and other regulatory bodies. To the extent that such actions disadvantage the Group, when compared to other market participants, they present a risk to the Group.

Management

The success of the Group is dependent on recruiting and retaining skilled senior management and personnel.

END

IR ZMGMKVNDGGZM

Regulatory Story

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	15:07 25-May-2010
Number	5162M15

RNS Number : 5162M
Paragon Group Of Companies PLC
25 May 2010

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 25 May 2010

Name of *applicant*:		The Paragon Group of Companies PLC		
Name of scheme:		The Paragon 1999 Sharesave Scheme		
Period of return:	From:	25/11/2009	To:	24/05/2010
Balance of unallotted securities under scheme(s) from previous return:		41,204 Ordinary Shares of £1 each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		0		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		41,204 Ordinary Shares of £1 each		

Name of contact:	Mr John G. Gemmell Group Company Secretary
Telephone number of contact:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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